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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

COCA-COLA HELLENIC BOTTLING COMPANY S.A.
(Name of Issuer)

Ordinary shares of nominal value of €0.50 per share
(Title and Class of Securities)

1912EP104
(CUSIP Number)

September 19, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SEC 1745(12-02)

CUSIP No. 1912EP104	13G	Page 2 of 19 Pages

1		Name of Reporting Person Kar-Tess Holding S.A. I.R.S. Identification No. of Above Person None
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Luxembourg
Number of Shares	5	Sole Voting Power 0
Beneficially Owned by	6	Shared Voting Power 192,884,351
Each Reporting	7	Sole Dispositive Power 0
Person With	8	Shared Dispositive Power 192,884,351
9		Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,351
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 52.79%
12		Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 3 of 19 Pages

1		Name of Reporting Person Boval S.A. I.R.S. Identification No. of Above Person None
2	Check the Appropriate Box if a Member of a Group Not applicable	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Luxembourg
Number of Shares	5	Sole Voting Power 0
Beneficially Owned by	6	Shared Voting Power 192,884,351
Each Reporting	7	Sole Dispositive Power 0
Person With	8	Shared Dispositive Power 192,884,351
9		Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,351
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 52.79%
12		Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 4 of 19 Pages

1		Name of Reporting Person Severine Ltd. I.R.S. Identification No. of Above Person None
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization St. Vincent & The Grenadines
Number of Shares	5	Sole Voting Power 0
Beneficially Owned by	6	Shared Voting Power 35,680
Each Reporting	7	Sole Dispositive Power 0
Person With	8	Shared Dispositive Power 35,680
9		Aggregate Amount Beneficially Owned by Each Reporting Person 35,680
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 0.01%
12		Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 5 of 19 Pages

1		Name of Reporting Person George A. David I.R.S. Identification No. of Above Person Not Applicable
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization United Kingdom
Number of Shares	5	Sole Voting Power 0
Beneficially Owned by	6	Shared Voting Power 192,884,351
Each Reporting	7	Sole Dispositive Power 0
Person With	8	Shared Dispositive Power 192,884,351
9		Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,351
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 52.79%
12		Type of Reporting Person IN

CUSIP No. 1912EP104	13G	Page 6 of 19 Pages

1		Name of Reporting Person Anastasios P. Leventis I.R.S. Identification No. of Above Person Not Applicable
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization United Kingdom
Number of Shares	5	Sole Voting Power 0
Beneficially Owned by	6	Shared Voting Power 192,884,351
Each Reporting	7	Sole Dispositive Power 0
Person With	8	Shared Dispositive Power 192,884,351
9		Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,351
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 52.79%
12		Type of Reporting Person IN

CUSIP No. 1912EP104	13G	Page 7 of 19 Pages

1		Name of Reporting Person Haralambos K. Leventis I.R.S. Identification No. of Above Person Not Applicable
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization United Kingdom
Number of Shares	5	Sole Voting Power 0
Beneficially Owned by	6	Shared Voting Power 192,884,351
Each Reporting	7	Sole Dispositive Power 0
Person With	8	Shared Dispositive Power 192,884,351
9		Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,351
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 52.79%
12		Type of Reporting Person IN

CUSIP No. 1912EP104	13G	Page 8 of 19 Pages

1		Name of Reporting Person Anastassis David I.R.S. Identification No. of Above Person None
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization United Kingdom
Number of Shares	5	Sole Voting Power 0
Beneficially Owned by	6	Shared Voting Power 192,884,351
Each Reporting	7	Sole Dispositive Power 0
Person With	8	Shared Dispositive Power 192,884,351
9		Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,351
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 52.79%
12		Type of Reporting Person IN

CUSIP No. 1912EP104	13G	Page 9 of 19 Pages

Item 1(a).                Name of Issuer:

Coca-Cola Hellenic Bottling Company S.A. (“CCHBC”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

9 Fragoklissias Street
151 25 Maroussi
Athens, Greece

Item 2(a).                Name of Person(s) Filing:

This Amended Schedule 13G is filed on behalf of Kar-Tess Holding S.A., Boval S.A., Severine, Ltd., Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis David (collectively, the “Reporting Persons”) with respect to ordinary shares issued by the Coca-Cola Hellenic Bottling Co. (“CCHBC Shares”).  Of the Reporting Persons, Kar-Tess Holding S.A. and Severine Ltd. directly own CCHBC Shares as of December 31, 2008.  In addition, all of the Reporting Persons, with the exception of Severine Ltd., along with The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd, Refreshment Product Services, Inc. and CCHBC Grouping, Inc. (the “Coca-Cola Company Entities”) may be deemed as a group to have beneficial ownership of CCHBC Shares at December 31, 2008 as a result of Kar-Tess Holding S.A. and Boval S.A. (the “Kar-Tess Group”) and the Coca-Cola Companies Entities being signatories to the Shareholders’ Agreement, dated November 3, 1999, as amended (the “Shareholders’ Agreement”), a copy of which is attached as Exhibit 3.1, and the first amendment thereto, dated March 3, 2000, which is attached as Exhibit 3.2 to the Form 20-F filed by CCHBC with the U.S. Securities and Exchange Commission (“SEC”) on September 30, 2002, and declared effective with the SEC on October 8, 2002, the second amendment thereto, dated August 7, 2003, which is attached as Exhibit 9.3 to the Registration Statement on Form F-4, filed by CCHBC and Coca-Cola HBC Finance B.V. with the SEC on November 13, 2003 and declared effective with the SEC on December 19, 2003 and the Amended and Restated Shareholders’ Agreement (the “Amended and Restated Shareholders’ Agreement”) dated December 29, 2008, between Kar-Tess Holding S.A. and the Coca-Cola Company Entities.  On September 19, 2008, as disclosed in a Form 6-K, filed by CCHBC with the SEC on December 1, 2008, Boval S.A., the parent company of Kar-Tess Holding S.A., transferred all its ordinary shares held in CCHBC to Kar-Tess Holding S.A.  As a result, Boval S.A. is now an indirect owner of Kar-Tess Holding S.A.’s shares in CCHBC.  On December 29, 2008, Kar-Tess Holding S.A. and the Coca-Cola Company Entities entered into the Amended and Restated Shareholders’ Agreement, which amends and restates in its entirety the Shareholders’ Agreement and the first amendment and second amendment thereto.  The Amended and Restated Shareholders’ Agreement extends the Shareholders’ Agreement until December 31, 2018 and also restricts the sale of ordinary shares held in CCHBC owned by Kar-Tess Holding S.A. and the Coca-Cola Company Entities.  Under the Amended and Restated Shareholders’ Agreement, the combined holdings of Kar-Tess Holding S.A. and the Coca-Cola Company Entities will not fall below 44%, or 40% after December 31, 2013.  However, Kar-Tess Holding S.A. and the Coca-Cola Company Entities have also agreed in the Amended and Restated Shareholders’ Agreement that in the event a party seeks to reduce the combined shareholding below such level to negotiate in good faith an agreement that allows transfer of CCHBC Shares below this minimum threshold provided that they continue to jointly control CCHBC.

CUSIP No. 1912EP104	13G	Page 10 of 19 Pages

The Amended and Restated Shareholders’ Agreement includes, among other things, the following restrictions on Kar-Tess Holding S.A. and the Coca-Cola Company Entities:

Restrictions on Transfer

The Amended and Restated Shareholders’ Agreement prohibits any sale of CCHBC Shares owned by Kar-Tess Holding S.A. or the Coca-Cola Company Entities if, as a result of such sale, (i) the combined shareholdings of Kar-Tess Holding S.A. and the Coca-Cola Company Entities would not exceed 44% (40% after December 31, 2013), (ii) the shareholding of the Coca-Cola Company Entities would not exceed 22% (20% after December 31, 2013) or (iii) the shareholding of Kar-Tess Holding S.A. would not exceed 22% (20% after December 31, 2013), of the outstanding shares of CCHBC.  However, Kar-Tess Holding S.A. and the Coca-Cola Company Entities have also agreed to negotiate in good faith an agreement that allows transfer of CCHBC’s Shares below the 44% (40% after December 31, 2013) minimum threshold provided that they continue to jointly control CCHBC in the event a party seeks to reduce the combined shareholding below such level.

Kar-Tess Holding S.A. will give the Coca-Cola Company Entities ten days prior notice of any proposed acquisition of CCHBC Shares by Kar-Tess Holding S.A. or its affiliates, and the Coca-Cola Company Entities will give Kar-Tess Holding S.A. ten days prior notice of any proposed acquisition of CCHBC Shares by the Coca-Cola Company Entities or their affiliates.  In the event of a tied vote of the board of directors of CCHBC, the Chairman of the board of directors of CCHBC shall have the deciding vote.

Composition of CCHBC Board of Directors

Kar-Tess Holding S.A. and the Coca-Cola Company Entities agreed in the Amended and Restated Shareholders’ Agreement that the composition of the board of directors of CCHBC would be twelve directors, comprising:

•      two directors designated by the Coca-Cola Company Entities;

•      four directors, including the chairman of the board of directors, designated by Kar-Tess Holding S.A.; and

•      the remaining directors jointly designated by Kar-Tess Holding S.A. and the Coca-Cola Company Entities.

Kar-Tess Holding S.A. and the Coca-Cola Company Entities have also agreed to cast the votes attaching to their CCHBC Shares so that each other’s nominees are elected to the CCHBC board of directors and, in the event that there are more or less than twelve directors on the CCHBC board, so that Kar-Tess Holding S.A. and the Coca-Cola Company Entities maintain their respective proportional representation on the CCHBC board of directors.

Decisions of the CCHBC Board of Directors

Kar-Tess Holding S.A. and the Coca-Cola Company Entities have agreed to seek to convene an extraordinary general meeting of the CCHBC shareholders to replace the CCHBC board of directors in the event a resolution is passed by the CCHBC board of directors in circumstances where a representative director of either Kar-Tess Holding S.A. or the Coca-Cola Company Entities has voted against such resolution to:

CUSIP No. 1912EP104	13G	Page 11 of 19 Pages

•      engage in any business other than the bottling of beverages and any business incidental to this business;

•      incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of  €30 million;

•      enter into any arrangements providing for payments or other consideration in excess of €30 million;

•      sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the CCHBC assets or sell the majority of the value of the CCHBC assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

•      appoint or dismiss the managing director of CCHBC; or

•      approve the CCHBC annual budget and annual business plan.

Shareholder Approvals

Kar-Tess Holding S.A. and the Coca-Cola Company Entities have agreed to consult before every vote and to vote against any proposal where either of them has indicated its intention to reject such proposal, on any of the following matters:

•      a modification of the CCHBC articles of association;

•      any increase or decrease of the CCHBC share capital;

•      the merger or consolidation of CCHBC with or into another company;

•      the liquidation or dissolution of CCHBC; or

•      the general assignment for the benefit of creditors of, or the appointment of a custodian, receiver or trustee for all or any part of the CCHBC assets.

Termination

The Amended and Restated Shareholders’ Agreement will remain in force unless there is a breach of the Amended and Restated Shareholders’ Agreement and the non-breaching party elects to terminate the agreement, Kar-Tess Holding S.A. and the Coca-Cola Company Entities agree in writing to terminate the agreement or CCHBC ceases to exist.  The Amended and Restated Shareholders’ Agreement will have a five year term and expire on December 31, 2013, with an automatic renewal for a further five year term expiring on December 31, 2018.  After December 31, 2018, the Amended and Restated Shareholders’ Agreement may be terminated by either Kar-Tess Holding S.A. or the Coca-Cola Company Entities on three months’ written notice.

Notwithstanding the termination of the Amended and Restated Shareholders’ Agreement, for so long as any of Kar-Tess Holding S.A. or the Coca-Cola Company Entities is a shareholder in CCHBC, each of Kar-Tess Holding S.A. and the Coca-Cola Company Entities will vote their CCHBC Shares against any proposal to liquidate or dissolve CCHBC unless they have separately agreed to the contrary.

CUSIP No. 1912EP104	13G	Page 12 of 19 Pages

Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis, Mr. Anastassis David and Boval S.A., each expressly disclaim any beneficial ownership interest in CCHBC Shares owned by Kar-Tess Holding S.A. or Severine Ltd., and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of CCHBC Shares owned by Kar-Tess Holding S.A., or Severine Ltd.  The Reporting Persons each also expressly disclaim any beneficial ownership interest in CCHBC Shares owned by the Coca-Cola Company Entities and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of the CCHBC Shares owned by the Coca-Cola Company Entities.  As disclosed above, Boval S.A. transferred all its shares in CCHBC to Kar-Tess Holding S.A. on September 19, 2008 and thus may no longer be deemed a member of the above-referenced group.

Item 2(b).               Address of Principal Business Office:

The principal business office of Kar-Tess Holding S.A. is 21, Boulevard de la Pétrusse, Boite Postale 436, L-2014 Luxembourg.  The principal business office of Boval S.A., is 21, Boulevard de la Pétrusse, Boite Postale 436, L-2014 Luxembourg.  The principal business office of Severine Ltd. is Trust House, 112 Bonadie Street, Kingstown, St. Vincent.  The principal business office of George A. David is 9 Fragoklissias Str., 15 125 Maroussi, Athens, Greece.  The principal business office of Anastasios P. Leventis is West Africa House, Hanger Lane, W5 3QR Ealing, London, England.  The principal business office of Haralambos K. Leventis is West Africa House, Hanger Lane, W5 3QR Ealing, London, England.  The principal business office of Anastassis David is 9, Fragoklissias Str., 151 25 Maroussi, Athens, Greece.

Item 2(c).               Citizenship:

Kar-Tess Holding S.A. – Luxembourg
Boval S.A. – Luxembourg
Severine Ltd. – St. Vincent & The Grenadines
George A. David – United Kingdom
Anastasios P. Leventis – United Kingdom
Haralambos K. Leventis – United Kingdom
Anastassis David – United Kingdom

Item 2(d).               Title of Class of Securities:

Ordinary shares of nominal value of €0.50 per share.  CCHBC ordinary shares are traded in the United States in the form of American Depositary Shares (“ADSs”).  Each ADS represents one ordinary share.  The ADSs are evidenced by American Depositary Receipts, which are traded on The New York Stock Exchange.

Item 2(e).               CCHBC ordinary shares represented by American Depositary Shares have the following
CUSIP Number:  1912EP104.

Item 3                      Not applicable.

Item 4(a).               Amount Beneficially Owned:

CUSIP No. 1912EP104	13G	Page 13 of 19 Pages

As of December 31, 2008, Kar-Tess Holding S.A. may be deemed the beneficial owner of 192,884,351 CCHBC ordinary shares.

As of December 31, 2008, Boval S.A. may be deemed the beneficial owner of 192,884,351 CCHBC ordinary shares.  As of September 19, 2008, Boval S.A. transferred all of its shares in CCHBC to Kar-Tess Holding S.A. and no longer may be deemed to be a member of the group.

As of December 31, 2008, Severine Ltd. may be deemed the beneficial owner of 35,680 CCHBC ordinary shares.

As of December 31, 2008, George A. David may be deemed the beneficial owner of 192,884,351 CCHBC ordinary shares.

As of December 31, 2008, Anastasios P. Leventis may be deemed the beneficial owner of 192,884,351 CCHBC ordinary shares.

As of December 31, 2008, Haralambos K. Leventis may be deemed the beneficial owner of 192,884,351 CCHBC ordinary shares.

As of December 31, 2008, Anastassis David may be deemed the beneficial owner of 192,884,351 CCHBC ordinary shares.

Item 4(b).               Percent of Class:

The Reporting Persons, with the exception of Severine Ltd. may be deemed to beneficially own approximately 52.79% of the total outstanding number of CCHBC ordinary shares and Severine Ltd. may be deemed to beneficially own approximately 0.01% of the total outstanding number of CCHBC ordinary shares, all based upon the number of CCHBC ordinary shares outstanding on December 1, 2008.

Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis, Mr. Anastassis David and Boval S.A. each expressly disclaim any beneficial ownership interest in CCHBC ordinary shares owned by Kar-Tess Holding S.A. or Severine Ltd., and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of CCHBC ordinary shares owned by Kar-Tess Holding S.A. or Severine Ltd.  The Reporting Persons each also expressly disclaim any beneficial ownership interest in CCHBC ordinary shares owned by the Coca-Cola Company Entities and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of the CCHBC ordinary shares owned by the Coca-Cola Company Entities.  As disclosed above, Boval S.A. transferred all of its shares in CCHBC to Kar-Tess Holding S.A. on September 19, 2008 and thus may no longer be deemed a member of the above-referenced group.

Item 4(c).                Number of shares as to which Kar-Tess Holding S.A. has:

(i)            sole power to vote or direct the vote:  0

(ii)           shared power to vote or to direct the vote:  192,884,351

(iii)          the sole power to dispose of or to direct the disposition of:  0

(iv)          shared power to dispose of or to direct the disposition of:  192,884,351

CUSIP No. 1912EP104	13G	Page 14 of 19 Pages

Number of shares as to which Boval S.A. has:

(i)            sole power to vote or direct the vote:  0

(ii)           shared power to vote or to direct the vote:  192,884,351

(iii)          sole power to dispose of or to direct the disposition of:  0

(iv)          shared power to dispose of or to direct the disposition of:  192,884,351

Number of shares as to which Severine Ltd. has:

(i)            sole power to vote or direct the vote:  0

(ii)           shared power to vote or to direct the vote:  35,680

(iii)          sole power to dispose of or to direct the disposition of:  0

(iv)          shared power to dispose of or to direct the disposition of:  35,680

Number of shares as to which George A. David has:

(i)            sole power to vote or direct the vote:  0

(ii)           shared power to vote or to direct the vote:  192,884,351

(iii)          sole power to dispose of or to direct the disposition of:  0

(iv)          shared power to dispose of or to direct the disposition of:  192,884,351

Number of shares as to which Anastasios P. Leventis has:

(i)            sole power to vote or direct the vote:  0

(ii)           shared power to vote or to direct the vote:  192,884,351

(iii)          sole power to dispose of or to direct the disposition of:  0

(iv)          shared power to dispose of or to direct the disposition of:  192,884,351

Number of shares as to which Haralambos K. Leventis has:

(i)            sole power to vote or direct the vote:  0

(ii)           shared power to vote or to direct the vote:  192,884,351

(iii)          sole power to dispose of or to direct the disposition of:  0

(iv)          shared power to dispose of or to direct the disposition of:  192,884,351

Number of shares as to which Anastassis David has:

(i)            sole power to vote or direct the vote:  0

(ii)           shared power to vote or to direct the vote:  192,884,351

(iii)          sole power to dispose of or to direct the disposition of:  0

(iv)          shared power to dispose of or to direct the disposition of:  192,884,351

Item 5.                    Ownership of Five Percent or Less of a Class:

If this statement is being used to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:     X

As disclosed above, Boval S.A. transferred all its shares in CCHBC to Kar-Tess Holding S.A. on September 19, 2008 and thus may no longer be deemed a member of the above-referenced group.

CUSIP No. 1912EP104	13G	Page 15 of 19 Pages

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of CCHBC ordinary shares covered by this Schedule 13G.

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.                    Identification and Classification of Members of the Group:

The Reporting Persons, with the exception of Boval S.A., may be deemed to be a part of a group of persons, listed on Exhibit 1, jointly holding beneficial ownership of CCHBC ordinary shares.  The Reporting Persons are not responsible for the completeness and accuracy of the information concerning the Coca-Cola Company Entities.

Item 9.                    Notice of Dissolution of the Group:

See response to Item 5 with respect to the removal of Boval S.A. from the group of persons jointly filing this Schedule 13G.

CUSIP No. 1912EP104	13G	Page 16 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009	KAR-TESS HOLDING S.A.

	By	/s/ George A. David
Name: George A. David
Title: Director

Date: February 12, 2009	By	/s/ Anastasios P. Leventis
Name: Anastasios P. Leventis
Title: Director

Date: February 12, 2009	BOVAL S.A.

	By	/s/ Patrick K. Oesch
Name: Patrick K. Oesch
Title: Director

	By	/s/ Michael J. Staub
Name: Michael J. Staub
Title: Director

Date: February 12, 2009	SEVERINE LTD.

	By	/s/ Robert Heberlein
Name: Robert Heberlein
Title: Director

Date: February 12, 2009	/s/ Anastasios P. Leventis
Anastasios P. Leventis

Date: February 12, 2009	/s/ Haralambos K. Leventis
Haralambos K. Leventis

Date: February 12, 2009	/s/ Anastassis David
Anastassis David

CUSIP No. 1912EP104	13G	Page 17 of 19 Pages

Date: February 12, 2009	/s/ George A. David
George A. David

CUSIP No. 1912EP104	13G	Page 18 of 19 Pages

Exhibit Index

Exhibit 1                 List of Group Members provided in response to Item 8 of this Schedule 13G.

CUSIP No. 1912EP104	13G	Page 19 of 19 Pages

Exhibit 1

Group Members

Kar-Tess Holding S.A.
Severine Ltd.
The Coca-Cola Export Corporation
Barlan, Inc.
Atlantic Industries
Coca-Cola Overseas Parent Ltd
Refreshment Product Services, Inc.
CCHBC Grouping Inc.
Mr. George A. David
Mr. Haralambos K. Leventis
Mr. Anastasios P. Leventis
Mr. Anastassis David